Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT TO OFFER ACCESS TO THE ASIAN CABLE TV
MARKET: DISTRIBUTION VIA LORAL SKYNET’S TELSTAR 10

New capacity will provide access to over 70 million cable households in 33 countries in Asia

OMER, Israel – August 29, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed an agreement with Loral Skynet to offer distribution of video content to the Asian Market via a powerful digital platform using Loral Skynet’s Telstar 10 satellite.

Through the multiplexed content delivery platform, RRSat customers will gain access to over 80 million cable households across 33 countries in Asia using Loral Skynet’s Telstar 10 satellite. RRSat will complement its video offering by supplying comprehensive, content management and distribution services.

“We are extremely excited about this new cooperation with Loral Skynet. This platform will offer customers a total end-to end solution, from broadcasting through distribution, enabling channels based out for the US, Europe and Middle East the ability to further expand their services to new regions in Asia.” Commented Mr. David Rivel, CEO and Founder of RRSat, “Through this shared platform customers will have access to the leading Loral Skynet Telstar 10 satellite and RRSat’s comprehensive content management platform”.

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 385 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

About Loral and Loral Skynet
A pioneer in the satellite industry, Loral Skynet delivers the superior service quality and range of satellite and global network service solutions that have made it an industry leader for more than 40 years. Through its networking expertise of complex and integrated global network solutions, Loral’s Telstar satellite fleet and global fiber backbone has led to the development of a strong product and services portfolio. With a commitment to service and customer satisfaction, Loral supplements good products with good services via a global network of partners and vendors to dynamic business requirements around the world for broadcast and data network services, VoIP, Internet access and systems integration. Loral Skynet is a subsidiary of Loral Space & Communications (NASDAQ: LORL). For more information, visit our web site at www.loralskynet.com.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Loral and Loral Skynet has not been independently verified by RRSat and is based solely on information provided to RRSat by Loral and Loral Skynet for inclusion in this press release.